Exhibit (a)(5)

THL Credit, Inc. Will Commence a Modified Dutch Auction Tender Offer to Repurchase

up to $20.0 Million of its Common Stock

BOSTON, June 23, 2020 — THL Credit, Inc. (Nasdaq: TCRD) (the “Company”) announced today that it will commence a modified “Dutch Auction” tender offer (the “Tender Offer”) to purchase up to $20.0 million of its common stock at a price per share not less than $3.25 and not greater than $3.75 in $0.05 increments, using available cash. The Tender Offer will commence on June 23, 2020 and will expire at 11:59 p.m. Eastern time, on July 21, 2020, unless extended.

As previously announced, on April 21, 2020 THL Credit, Inc. completed a $30.0 million stock issuance at the Company’s net asset value per share as of April 15, 2020, and $20.0 million of the proceeds from this stock issuance will be used to conduct the Tender Offer. Given the ongoing uncertainty in the market due to the global pandemic, the remaining $10.0 million of proceeds from the stock issuance will be used to pay down the Company’s outstanding revolving credit facility.

If the Tender Offer is fully subscribed, the Company will purchase between 6,153,846 shares and 5,333,333 shares, or between 17.4% and 15.1%, respectively, of the Company’s outstanding shares of its common stock. Any shares tendered may be withdrawn prior to expiration of the Tender Offer. Stockholders that do not wish to participate in the Tender Offer do not need to take any action.

Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest per-share price that will enable it to acquire up to $20.0 million of its common stock. All shares accepted in the Tender Offer will be purchased at the same price even if tendered at a lower price.

The Tender Offer will not be contingent upon any minimum number of shares being tendered. The Tender Offer will, however, be subject to other conditions, which will be disclosed in the Tender Offer documents. In the future, the Board of Directors may consider additional tender offer(s) or other measures to enhance shareholder value based on a variety of factors, including the market price of the Company’s common stock, its net asset value and revolving credit facility restrictions.

The Company’s Board of Directors is not making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the Tender Offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase. The Board of Directors believes that a modified “Dutch Auction” tender offer is an efficient mechanism that will provide all stockholders with the opportunity to tender all or a portion of their shares.

The information agent for the Tender Offer will be D.F. King & Co. Inc., and the depositary will be American Stock Transfer & Trust Company, LLC. The offer to purchase (the “Offer to Purchase”), a letter of transmittal and related documents will be mailed to registered holders. Beneficial holders will receive the Offer to Purchase and a communication to consult with their bank, broker or custodian, if they wish to tender shares. For questions and information, please call the information agent toll-free at (800) 848-3409.

Certain Information Regarding the Tender Offer

The information in this press release describing the Company’s Tender Offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of the Company’s common stock in the Tender Offer. The Tender Offer will be made only pursuant to the Offer to Purchase and the related materials that the Company expects to file with the Securities and Exchange Commission on June 23, 2020, and will distribute to its stockholders, as they may be amended or supplemented. Stockholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the Tender Offer. Stockholders of the Company may obtain a free copy of the Tender Offer statement on Schedule TO, the Offer to Purchase and other documents that the Company will file with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Stockholders will also be able obtain a copy of these documents, without charge, from D.F. King & Co. Inc., the information agent for the Tender Offer, toll free at (800) 848-3409. Stockholders are urged to carefully read all of these materials prior to making any decision with respect to the Tender Offer. Stockholders and investors who have questions or need assistance may call D.F. King & Co. Inc.

About THL Credit, Inc.

THL Credit, Inc. (NASDAQ: TCRD) is a closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. The Company’s investment objective is to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. The Company is a direct lender to middle market companies and invests primarily in directly originated first lien senior secured loans, including unitranche investments. In certain instances, the Company also makes second lien secured loans and subordinated or mezzanine, debt investments, which may include an associated equity component such as warrants, preferred stock or other similar securities and direct equity co-investments. The Company targets investments primarily in middle market companies with annual EBITDA generally between $5 million and $25 million. The Company is headquartered in Boston, with additional origination teams in Chicago, Dallas, Los Angeles and New York. The Company’s investment activities are managed by First Eagle Alternative Credit, LLC (the “Advisor”), an investment adviser registered under the Investment Advisers Act of 1940. For more information, please visit www.THLCreditBDC.com.

About First Eagle Alternative Credit, LLC

First Eagle Alternative Credit is an alternative credit investment manager for both direct lending and broadly syndicated investments through public and private vehicles, collateralized loan obligations, separately managed accounts and co-mingled funds. First Eagle Alternative Credit maintains a variety of advisory and sub-advisory relationships across its investment platforms. First Eagle Alternative Credit is a wholly owned subsidiary of First Eagle Investment Management, LLC.

Forward-Looking Statements

The information contained in this press release, including statements regarding the Company’s beliefs, expectations, intentions or strategies for the future, may constitute forward-looking statements. The Company cautions you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected or implied in these statements. All forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from the plans, intentions and expectations reflected in or suggested by the forward-looking statements. Certain factors could cause actual results and conditions to differ materially from those projected in these forward-looking statements, including: the Company’s expectation and ability to complete its Tender Offer; the price at which shares of common stock may trade on the Nasdaq Global Select Market, which may be higher or lower than the purchase price in the Tender Offer; the Company’s ability to execute its yield investment strategy; the performance of the Company’s investments; and changes in economic or financial market conditions and other factors that are enumerated in the company’s periodic filings with the Securities and Exchange Commission. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this press release.

These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions.

Investor Contact:
THL Credit, Inc.
Lauren Vieira
(617) 790-6070
lauren.vieira@feim.com

Media Contact:
Emily Meringolo
Stanton
(646) 502-3559
emeringolo@stantonprm.com

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